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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 36105

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Seton Securities Group, Inc..

OFFICIAL USE ONLY
FIRM I.D. NO.

SEC Mail Processing Section
MAR 01 2010
Washington, DC
106

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1400 Union Avenue
(No. and Street)

Union Beach (City) NJ (State) 07730 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Mayer (732) 739-9126
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PMB Helin Donovan, LLP
(Name – *if individual, state last, first, middle name*)

5918 West Courtyard Drive, Ste 400 (Address) **Austin** (City) **Texas** (State) **78730** (Zip Code)

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Charles Mayer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Seton Securities Group, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Anthony Pontecorvo
Notary Public of New Jersey
County of Monmouth
My Commission Expires 8/6/2011

Notary Public

Sworn and subscribed before me this 25th day of FEB 2010

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PMB Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

SETON SECURITIES GROUP, INC.
(Wholly Owned Subsidiary of CHM Financial, Inc.)

Financial Statements and Supplemental Schedules
December 31, 2009

(With Report of Independent Registered Public Accounting Firm Thereon)

SETON SECURITIES GROUP, INC.
(A Wholly Owned Subsidiary of CHM Financial, Inc.)
Index to Financial Statements and Supplemental Schedules
December 31, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholder's
Seton Securities Group, Inc.
(A Wholly Owned Subsidiary of CHM Financial, Inc.):

We have audited the accompanying statement of financial condition of Seton Securities Group, Inc. (A Wholly Owned Subsidiary of CHM Financial, Inc.) (the Company) as of December 31, 2009, and the related statement of operations, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Seton Securities Group, Inc. at December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by the rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 18, 2010

SETON SECURITIES GROUP, INC.
(A Wholly Owned Subsidiary of CHM Financial, Inc.)
Statement of Financial Condition
December 31, 2009

ASSETS	
Cash	$ 9,403
Securities owned, at fair value	454,065
Receivable from broker dealers and clearing organzations	1,540,230
Related party receivables	262,332
Property and equipment, net of accumulated depreciation of $85,199	79,114
Prepaid expenses and other assets	36,210
TOTAL ASSETS	$ 2,381,354
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$ 190,799
Commission payable	235,000
Securities sold, not yet purchased, at fair value	243,403
Due to clearing broker	497,520
Capital lease payable	3,628
TOTAL LIABILITIES	1,170,350
Stockholder's equity:	
Common stock, without par value, 100 shares issued and outstanding	2,256,735
Retained deficit	(1,045,731)
Total stockholder's equity	1,211,004
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 2,381,354

See notes to financial statements and report of independent registered public accounting firm.

SETON SECURITIES GROUP, INC.
(A Wholly Owned Subsidiary of CHM Financial, Inc.)
Statement of Operations
For the Year Ended December31, 2009

REVENUES:	
Commissions	$ 528,710
Net dealer inventory and investment income	4,692,436
Interest income	13,839
Other income	6,611
Total revenues	5,241,596
EXPENSES:	
Commissions expense	2,789,103
Employee compensation and benefits	815,014
Clearing, execution fees, cost to carry	694,894
Communications	776,360
Travel and entertainment	160,436
Occupancy	77,218
Professional fees	65,911
Office expense and supplies	24,869
Regulatory fees	65,175
Depreciation and amortization	17,796
Bad debt expense	18,000
Interest expense	1,418
Other expenses	65,185
Total expenses	5,571,379
NET LOSS BEFORE INCOME TAXES	(329,783)
Income tax expense	-
NET LOSS	$ (329,783)

See notes to financial statements and report of independent registered public accounting firm.

SETON SECURITIES GROUP, INC.
(A Wholly Owned Subsidiary of CHM Financial, Inc.)
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2009

	Shares	Common Stock	Retained Deficit	Total Stockholder's Equity
Balances at December 31, 2008	100	$ 2,256,735	$ (715,948)	$ 1,540,787
Net loss	-	-	(329,783)	(329,783)
Balances at December 31, 2009	100	$ 2,256,735	$ (1,045,731)	$ 1,211,004

See notes to financial statements and report of independent registered public accounting firm.

SETON SECURITIES GROUP, INC.
(A Wholly Owned Subsidiary of CHM Financial, Inc.)
Statement of Cash Flows
For the Year Ended December 31, 2009

Cash flows from operating activities:		
Net loss	$	(329,783)
Adjustments to reconcile net loss to		
net cash used in operating activities:		
Depreciation and amortization expense		17,796
Change in operating assets and liabilities:		
Securities owned, at fair value		611,554
Receivable from broker dealers and clearing and clearing organizations		162,137
Related party receivable		(172,125)
Prepaid expenses and other assets		17,335
Accounts payable and accrued expenses		(45,129)
Commmissions payable		31,300
Securities sold, not yet purchased, at fair value		214,517
Due to clearing broker		(528,493)
Net cash used in operating activities		(20,891)
Cash flows from investing activities:		-
Cash flows from financing activities:		
Payments on capital lease		(1,983)
Net cash used in financing activities		(1,983)
Net decrease in cash		(22,874)
Cash at beginning of year		32,277
Cash at end of year	$	9,403
Supplemental Disclosures		
Cash paid for:		
Income taxes	$	4,472
Interest	$	1,418

See notes to financial statements and report of independent registered public accounting firm.

SETON SECURITIES GROUP, INC.
(A Wholly Owned Subsidiary of CHM Financial, Inc.)
Notes to Financial Statements
December 31, 2009

Note 1 - Nature of Business

Seton Securities Group, Inc., a wholly owned subsidiary of CHM Financial, Inc., (the "Company") was incorporated in the State of New York in 1986 as Waxman Securities, Inc. During 2004 the Company changed its name to Seton Securities Group, Inc. The Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company conducts a general securities business by introducing transactions on a fully-disclosed basis to a clearing member broker dealer which carries all accounts and prepares and maintains all books and records pertaining thereto pursuant to SEC Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker dealer. The Company also makes markets in numerous securities and trades for its own accounts.

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker dealer on a fully disclosed basis.

Company's clearing firm: Jefferies & Co.
Company's clearing firm: Pershing LLC

Note 2 - Significant Accounting Policies

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America. Revenues are recognized in the period earned and expenses when incurred.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Securities Transactions

Purchases and sales of securities are recorded on a trade date basis. Commission revenue and expense are recorded on a settlement date basis, generally the third business day following the transaction. If materially different, commission revenue and related expenses are recorded on a trade date basis.

Note 2 - Significant Accounting Policies (Continued)

Trading Profit

Trading profits include gains and losses on securities traded as well as adjustments to record securities positions at market value.

Property and equipment

The Company's policy is to capitalize all property and equipment with a useful life greater than one year. Leasehold improvements are amortized over the estimated useful lives and property and equipment are depreciated over the estimated useful lives of the assets using the straight-line method as follows:

Furniture and fixtures	7-10 years
Computer equipment	3-5 years
Leasehold improvements	4-30 years

Depreciation and amortization expense for the year ended December 31, 2009 was $17,796.

Recent Accounting Pronouncements

On July 1, 2009, the Accounting Standards Codification ("ASC") became the Financial Accounting Standards Board's ("FASB") officially recognized source of authoritative U.S. generally accepted accounting principles ("GAAP") applicable to all non-governmental entities in the preparation of financial statements except for rules and interpretive releases of the Securities and Exchange Commission ("SEC"), which are sources of authoritative GAAP for SEC registrants. All other non-grandfathered, non-SEC accounting literature not included in the ASC was superseded and became non-authoritative. This ASC is effective for financial statements issued for fiscal years ending after September 15, 2009. As the ASC was not intended to change or alter existing GAAP, it did not have an impact on the Company's financial statements other than for those standards applicable to the Company issued thereafter.

Effective January 1, 2008, the Company adopted the provisions of FASB's ASC Topic 820 which provides guidance for fair value measurements of certain financial instruments. The guidance defines fair value, establishes a framework for measuring fair value and a three level hierarchy for fair value measurement, and expands the related disclosure requirements. The guidance indicates, among other things, that a fair value measurement assumes that the transaction to sell an asset or transfer a liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability based upon an exit price model. The adoption these provisions did not have a significant impact on the Company's results of operations and financial condition.

Effective January 1, 2008, the Company adopted the provisions of FASB's ASC Topic 825 which provides guidance for the fair value option of financial assets and financial liabilities. This guidance permits entities to measure financial instruments and certain other items at estimated fair value. Most of the provisions are elective; however, amendments affecting the accounting for certain investments in debt and equity securities apply to all entities that own trading and available-for-sale securities.

Recent Accounting Pronouncements (Continued)

The fair value option, created by the guidance, permits entities to measure eligible items at fair value as of specified election dates. The fair value option (a) may generally be applied instrument by instrument, (b) is irrevocable unless a new election date occurs, and (c) must be applied to the entire instrument and not to only a portion of the instrument. The adoption of this guidance did not have a significant impact on the Company's results of operations and financial condition.

In May 2009, the FASB issued new authoritative guidance for subsequent events under ASC Topic 855. This guidance establishes general standards of accounting and disclosures of events that occur after the balance sheet date but before financial statements are issued or available to be issued. Specifically, these standards set forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This guidance is effective for financial statements issued for fiscal years beginning after June 15, 2009.

Effective January 1, 2009, the Company adopted the revised provisions of FASB's ASC Topic 805 on business combinations. This revised guidance provides standards on improving the relevance, representational faithfulness, and comparability of information that a reporting entity provides in its financial reports about a business combination and its effects. The new guidance became effective for business combinations where the acquisition was on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. In addition, a valuation allowance is established to reduce any deferred tax asset in which the Company is not able to determine on a more likely than not basis that the deferred tax asset will be realized.

Subsequent Events

The Company evaluates events that occur subsequent to the balance sheet date of periodic reports, but before financial statements are issued for periods ending on such balance sheet dates, for possible adjustment to such financial statements or other disclosure. This evaluation generally occurs through the date at which the Company's financial statements are electronically prepared for filing with FINRA. For the financial statements as of and for the periods ending December 31, 2009, this date was February 18, 2010.

Note 3 - Securities Owned and Securities Sold, Not Yet Purchased

As defined under ASC Topic 820 (SFAS 157, Fair Value Measurements) which clarifies that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price methodology). ASC Topic 820 establishes a framework for measuring fair value that includes a hierarchy used to classify inputs used in measuring fair value. The hierarchy prioritizes inputs to valuation techniques used to measure fair value into three levels, which are either observable or unobservable. Observable inputs reflect market data obtained from independent sources while unobservable inputs reflect an entity's view of market assumptions in the absence of observable market information. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The Company has implemented the measurement of fair value effective January 1, 2008.

Financial instruments are considered Level 1 when their values are determined using quoted prices in active markets for identical assets that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1, such as quoted prices for similar assets in active or inactive markets, inputs other than quoted prices that are observable for the asset, or inputs that are derived principally from or corroborated by observable market data by correlation or other means. The Company did not hold any Level 2 assets as of December 31, 2009.

Financial instruments are considered Level 3 when their values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable. Level 3 financial instruments also include those for which the determination of fair value requires significant management judgment or estimation. The Company did not hold any Level 3 assets as of December 31, 2009.

The following table presents the assets and liabilities that are measured at fair value on a recurring basis by level within the fair value hierarchy as reported on the consolidated statements of financial condition at December 31, 2009. As required by ASC Topic 820, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

At December 31, 2009, securities owned and sold, not yet purchased consisted of the following:

		Owned	**Sold, not yet purchased**
State and Municipal obligations	$	62,628	—
Corporate bonds and notes		9,507	—
Equity securities		381,930	243,403
	$	454,065	243,403

At December 31, 2009, the Company recognized net unrealized gains associated with securities owned and securities sold, not yet purchased, in the amounts of $12,165.

Note 3 - Securities Owned and Securities Sold, Not Yet Purchased

In accordance with FASB guidance for fair value measurements of certain financial instruments, the following tables represent the Company's fair value hierarchy for its financial assets (short-term investments) measured at fair value on a recurring basis as of December 31, 2009.

Securities Owned		Level 1	Level 2	Level 3	Total
State and Municipal obligations	$	62,628	—	—	62,628
Corporate bonds and notes		9,507	—	—	9,507
Equity securities		381,930	—	—	381,930
Total	$	454,065	—	—	454,065

Securities Sold, Not Yet Purchased		Level 1	Level 2	Level 3	Total
Equity securities	$	243,403	—	—	243,403
Total	$	243,403	—	—	243,403

Note 4 - Property and Equipment

As of December 31, 2009, property and equipment consisted of the following:

Computer equipment	$	58,645
Office furniture		19,394
Leasehold improvements		86,275
		164,314
Accumulated depreciation		(85,200)
Property and equipment, net	$	79,114

Note 5 - Clearing Deposit

The Company conducts substantially all business through its primary clearing firms Jefferies & Co. and Pershing, LLC, which settles all trades for the Company, on a fully disclosed basis, on behalf of its customers. Under its agreements with Jefferies & Co. and Pershing, LLC, the Company is required to maintain a clearing deposit of $100,000 at both clearing firms, which is included on the balance sheet as receivable from broker-dealers and clearing organizations.

Note 6 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2009, the Company had net capital of approximately $744,158 and net capital requirements of $513,204. The Company's ratio of aggregate indebtedness to net capital was .57 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 7- Lease Commitments

The Company rents premises from a related party on a month-to-month basis. During 2009, the Company paid $77,218 in rent expense.

Note 8 - Profit Sharing Plan

Effective January 1, 2004, the Company adopted the Seton Securities Group, Inc. 401 (k) Plan under section 401 (k) of the Internal Revenue Code of 1986, as amended. Under the Plan, all employees eligible to participate may elect to contribute up to the lesser of 12% of their salary or the maximum allowed under the Code. All employees who are at least age 21 are eligible. The company may elect to make contributions to the Plan at the discretion of the Board of Directors. Contributions of $155,759 were paid to the plan for the year ended December 31, 2009.

Note 9 - Related Party Transactions

The CEO of the Company is the managing member of the LLC that owns the building occupied by the Company. Currently, the Company does not have a lease, but paid $63,974 in rent during 2009 to the LLC. The Company has a receivable due from the LLC in the amount of $5,450 at December 31, 2009.

The Company's parent owes the Company $250,982 in advances at December 31, 2009, related to expenses paid on behalf of parent company. The Company has a receivable due from an affiliate in the amount of $5,900 at December 31, 2009.

Note 10 – Income taxes

The actual Federal income tax provision differs from the amount computed by applying the Federal corporate income tax rate of 34% in 2009 to income before taxes as follows:

Expected Federal tax benefit	$	(112,126)
State and local taxes		(2,200)
Non-deductible expenses		15,115
Change in valuation allowance		(94,811)
Income tax expense	$	-

Note 10 – Income taxes (continued)

The tax effects of temporary differences that give rise to the deferred tax assets at December 31, 2009 are as follows:

Deferred tax assets:		
Net operating loss carryforwards	$	(181,252)
Charitable contribution carryforwards		4,969
Depreciation on fixed assets		(11,677)
Total gross deferred tax assets		181,252
Valuation allowance		(181,252)
Net deferred tax assets	$	-

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Based upon the lack of historical taxable income and projections for future income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that the Company will not realize the benefits of the future deductible differences. As such, the Company has recorded a 100% valuation allowance on its deferred tax assets at December 31, 2009. The Company had net operating loss carryforwards of approximately $552,800 which begin to expire 2025 if not utilized.

Note 11 - Commitment and Contingencies

Litigation

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operation, and liquidity.

Clearing Agreements

Included in the Company's clearing agreements with its clearing broker dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker dealer to the extent of the net loss on any unsettled trades. At December 31, 2009, management of the Company had not been notified by the clearing broker dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Concentrations and Off Statement of Financial Condition Risk

The Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing organization. The clearing organization carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off statement of financial condition risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing organization may charge any losses it incurs to the Company.

Note 11 - Commitment and Contingencies (Continued)

Concentrations and Off Statement of Financial Condition Risk

The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing organization. Included in the Company's clearing agreement with its clearing organization is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing organization to the extent of the net loss on any unsettled trades. As of December 31, 2009, the Company had not been notified by the clearing organization, nor was the Company otherwise aware of any potential losses relating to this indemnification.

The Company had $454,065 or approximately 19% of its total assets in securities owned and receivable due from or held by its clearing organization as of December 31, 2009. The Company also had $243,403 or approximately 21% of its total liabilities in securities sold, not yet purchased due to its clearing organization as of December 31, 2009.

The Company enters into transactions in various financial instruments, including securities sold, not yet purchased, for trading purposes. Securities sold, not yet purchased represent obligations of the Company to deliver the underlying securities sold. The Company's obligation to purchase the security may exceed the amount recognized in the consolidated statement of financial condition. The Company monitors its positions in securities sold, not yet purchased continuously to reduce the risk of potential losses due to changes in market value.

The Company deposits its cash with financial institutions. Periodically such balances exceed applicable FDIC insurance limits. For 2009, the limits were re-established at $250,000 until December 31, 2013 after which the limit will return to $100,000. At various times during 2009, the Company did not have cash and cash equivalent balances in excess of the then current federally insured limits.

SETON SECURITIES GROUP, INC.
(A Wholly Owned Subsidiary of CHM Financial, Inc.)
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of Securities and Exchange Commission
As of December 31, 2009

SCHEDULE I

Total of stockholders' equity qualified for net capital		$	1,211,004
Less:			
Other deductions or allowable credits			-
Total capital and allowable subordinated liabilities			1,211,004
Deductions and/or charges			
Non-allowable assets:			
Prepaid expenses and other assets	36,210		
Receivable from related parties	262,332		
Property and equipment, net	79,114		
Petty cash	466		(378,122)
Net capital before haircuts on securities positions			832,882
Haircuts on securities			(84,055)
Undue concentration			(4,669)
Net capital		$	744,158

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition		
Accounts payable and accrued expenses		190,799
Commissions payable		235,000
Total aggregate indebtedness	$	425,799

SETON SECURITIES GROUP, INC.
(A Wholly Owned Subsidiary of CHM Financial, Inc.)
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2009

SCHEDULE I (CONTINUED)

Minimum dollar net capital required (6-2/3% of total aggregate indebtedness)	$ 28,386
Minimum dollar net capital requirement of reporting broker or dealer	$ 513,204
Net capital requirement (greater of above two minimum requirement amounts)	$ 513,204
Net capital in excess of required minimum	$ 230,955
Excess net capital at 1000%	$ 701,579
Ratio: Aggregate indebtedness to net capital	.57 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

Note: The above computation does not differ from the computation of net capital under the Rule 15c3-1 as of December 31, 2009 as reported by Seton Securities Group, Inc. on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

See accompanying notes to the financial statements.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

The Board of Directors of and Stockholder's
Seton Securities Group, Inc.
(A Wholly Owned Subsidiary of CHM Financial, Inc.):

In planning and performing our audit of the financial statements and supplemental schedules of Seton Securities Group, Inc. (A Wholly Owned Subsidiary of CHM Financial, Inc.) (the Company) as of and for the year ended December 31, 2009 in accordance with Standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons,

2. Recordation of differences required by rule 17a-13, or

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 18, 2010

PMB Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS
www.pmbhd.com

Agreed-Upon Procedures Report Regarding Form SIPC-7T

The Board of Directors of and Stockholder's
Seton Securities Group, Inc.
(A Wholly Owned Subsidiary of CHM Financial, Inc.):

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by Seton Securities Group, Inc. (A Wholly Owned Subsidiary of CHM Financial, Inc.) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Seton Securities Group, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Seton Securities Group, Inc.'s management is responsible for the Seton Securities Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our finding are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries noting no differences;

2. Compared the amounts for the year ended December 31, 2009, as contained within the report on the audited Form X-17A-5 for the year ended December 31, 2009, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in the Form SIPC-7T and in the supporting schedules and working papers supporting the adjustments noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T, on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would be been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 18, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Seton Securities Group, Inc.
1400 Union Avenue
Union Beach, N.J. 07735

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 10,235

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (3,486)

____
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 6,749

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 6,749

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $______

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

____
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

Dated the _____ day of ______________, 20____.

____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec 31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9. Code 4030)	$ 4,085,137
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	343,314
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	334,578
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13. Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5. Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	334,578
2d. SIPC Net Operating Revenues	$ 4,093,873
2e. General Assessment @ .0025	$ 10,235

(to page 1 but not less than $150 minimum)